Exhibit 99.1

Silence Therapeutics Initiates Dosing in Phase 1 Clinical Trial of SLN360 for Cardiovascular Disease Due to High Lipoprotein(a)

17 February 2021

LONDON, Silence Therapeutics plc, AIM: SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that it has started dosing subjects in the APOLLO Phase I clinical study of its wholly owned lead product candidate, SLN360, for the treatment of elevated Lipoprotein (a) – or Lp(a) – levels.

This first-in-human study is investigating the safety, tolerability, pharmacokinetic and pharmacodynamic response of SLN360 in people with elevated Lp(a) levels approximately ≥60 mg/dL. The APOLLO trial is a global, randomized, double-blind, placebo controlled, single-ascending and multiple-ascending dose study enrolling approximately 88 subjects total in up to nine cohorts.

Silence intends to report data from the single-ascending dose portion of the study in the second half of this year.

More information on the SLN360 APOLLO trial can be found here.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/ Angela Gray / Chris Welsh silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About SLN360

Silence’s wholly owned lead product candidate, SLN360, is a gene ‘silencing’ therapy – one that is designed to temporarily block a specific gene’s message that would otherwise trigger an unwanted effect. In this case, it aims to ‘silence’ LPA, a gene that tells the body to make a specific protein that is only found in Lp(a). By silencing LPA, the levels of Lp(a) are lowered, which in turn is expected to lower the risk of heart diseases, heart attacks and strokes.

About Lipoprotein(a)

Lipoprotein(a), known as Lp(a) for short, is a particle made by the liver, which consists of cholesterol, fats

Exhibit 99.1

and proteins. Most people have some Lp(a) in their body, but about 1 in 5 people have high levels of Lp(a), because of a specific gene variation in their DNA. Most people are unaware if they have elevated Lp(a). People living with elevated Lp(a) have a higher risk of developing early heart disease, heart attacks and strokes. Most standard cholesterol tests do not currently include screening for Lp(a). Current medicines that are used to lower other lipid levels in the blood do not have a meaningful effect on Lp(a) and are less effective overall in people with high levels of Lp(a).

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary messenger RNAi GOLD™ (GalNAc Oligonucleotide Discovery) Platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical development timeline and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including the potential impact of COVID-19 on the Company’s clinical development and regulatory timelines and plans. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.